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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                        PRICE COMMUNICATIONS CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    741437305
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                                 (CUSIP Number)


                                PETER G. SAMUELS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3335
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/

                         (Continued on following pages)

                               (Page 1 of 4 Pages)
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------------------------------------                ----------------------------
CUSIP NO. 741437305                    13D                     Page 2 of 4 Pages
------------------------------------                ----------------------------

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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Eileen Farbman
         ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /x/
                                                                         (b) /_/
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         N/A
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                            /_/
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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             NUMBER OF                7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8   SHARED VOTING POWER
               EACH                       3,625,000
             REPORTING              --------------------------------------------
            PERSON WITH               9   SOLE DISPOSITIVE POWER

                                    --------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                          3,625,000

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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORT PERSON
         3,625,000
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       /X/
         EXCLUDES CERTAIN SHARES
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.59%
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   14    TYPE OF REPORTING PERSON
         IN
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          This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 5, 2001 by Eileen Farbman relating to the shares of common stock, $.01 par value per share (the "Common Stock"), of Price Communications Corporation, a New York corporation (the "Issuer"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 6 is hereby amended by inserting the following:

                  On February 7, 2002, the Reporting Person, as guardian of an aggregate of 3,625,000 shares of Common Stock of her minor children, Alexandra Farbman and Leo Farbman (each, a "Guardian Stockholder"), entered into a Consent and Amendment (the "Guardian Voting Amendment") with Price and Verizon. The Guardian Voting Amendment amended the Guardian Voting Agreement to provide that it does not apply to any vote to approve the Transaction Agreement dated as of December 18, 2001 (the "New Transaction Agreement") among the Price Corporations, Cellco and Verizon Wireless of the East LP ("New LP"), and any of the transactions contemplated thereby (other than the exchange of the preferred limited partnership interest to be issued to the Company in connection with the transaction contemplated by the New Transaction Agreement, for shares of common stock of Verizon Wireless).

                  In order to, among other things, induce Verizon to consent to the Guardian Voting Amendment, on February 7, 2002 the Reporting Person entered into an Amended and Restated Voting Agreement (the "Guardian/Verizon Voting Amendment") with Cellco, Verizon and New LP, pursuant to which the Reporting Person agreed to vote all of the shares of Common Stock that the Guardian Stockholders are entitled to vote at the time of any vote to approve the New Transaction Agreement and any of the transactions contemplated thereby at any meeting or meetings of the stockholders of any Price Corporation, as applicable, and at any adjournment thereof, at which the New Transaction Agreement and any transactions contemplated thereby are submitted for the consideration and vote of the stockholders of any Price Corporation. Each Guardian Stockholder also granted a proxy to Cellco, appointing Cellco as such person's attorney-in-fact and proxy, with full power of substitution, for and in such person's name, to vote, express consent or dissent, or otherwise use such voting power as provided above.

                  The Guardian Voting Amendment and the Guardian/Verizon Voting Amendment are being filed as exhibits hereto and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Consent and Amendment dated as of February 7, 2002 among Alexandra Farbman and Leo Farbman, by Eileen Farbman as guardian of their property, Robert Price and Verizon Wireless Inc. (the "Guardian Voting Amendment").

         Exhibit 2 - Amended and Restated Voting Agreement dated as of February 7, 2002 among Alexandra Farbman and Leo Farbman, by Eileen Farbman as guardian of their property, Cellco Partnership, Verizon Wireless of the East LP and Verizon Wireless Inc. (the "Guardian/Verizon Voting Amendment").


                                       3
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 22, 2002


                                                     /s/ Eileen Farman
                                                     ---------------------------
                                                     Eileen Farbman
























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